Exhibit 99.2

Suntech Signs Forbearance Agreement with Convertible Note Holders

Wuxi, China — March 11, 2013 - Suntech Power Holdings Co., Ltd. (NYSE: STP), one of the world’s largest producers of solar panels, today announced that it has signed a forbearance agreement with the holders of more than 60% of the Company’s 3% Convertible Notes (the “Notes”). Under the forbearance agreement, in the event the Company does not make payments due under the Notes on March 15, 2013, the signing bondholders agree not to exercise their rights under the Notes and the related indenture until May 15, 2013, subject to certain market-standard early termination events.

The forbearance agreement will enable Suntech to continue to work with holders of the Notes with a view to achieving a consensual restructuring.

David King, Suntech’s CEO, said, “The forbearance agreement demonstrates bondholders’ support for Suntech and provides an excellent platform to further discussions towards a mutually agreeable restructuring of the Notes. We are making progress and are working to find a resolution soon. At the same time, we are continuing our cost and operational review to further improve our efficiency.”

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and include statements about the prospects of the solar industry and the Company’s ability to successfully resolve its liquidity issues, achieve a consensual restructuring of the 3% Convertible Notes and return to profitability. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Shashin Surti

Weber Shandwick for Suntech

Ph: +86 21 2411 0046

Email: Suntech@webershandwick.com